Exhibit 99.2

TRIAL SCHEDULE FOR CERTAIN CASES

Below is a schedule, as of July 23, 2018 setting forth by month the number of individual smoking and health cases against Philip Morris USA Inc. that are scheduled for trial through September 30, 2018.

2018

Engle progeny

July	1

August	3

September	6

As of July 23, 2018, there are no Engle progeny cases in trial.

Other Individual Smoking & Health

July	0

August	0

September	1

As of July 23, 2018, there are no non-Engle progeny cases in trial.